Exhibit 12.1

GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges:
Interest expense	$1,109,902	$1,051,198	$985,185	$1,290,681	$4,390,331

	1,109,902	1,051,198	985,185	1,290,681	4,390,331

Earnings:
Income (loss) before income taxes	16,071,192	6,043,870	(1,457,383)	3,445,640	3,476,737
Plus: fixed charges	1,109,902	1,051,198	985,185	1,290,681	4,390,331

	$17,181,094	$7,095,068	$(472,198)	$4,736,321	$7,867,068

Ratio of Earnings to Fixed Charges	15.48	6.75	(0.48)	3.67	1.79